 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

RedHill Biopharma Ltd. (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced the closing of a registered direct offering with certain private investors for the purchase and sale of 2,144,487 of the Company’s American Depositary Shares (“ADSs”), each ADS representing four hundred (400) ordinary shares, par value NIS 0.01 per share, of the Company, and accompanying warrants to purchase up to an aggregate of 2,144,487 ADSs, at a purchase price of $0.58289 per ADS and accompanying warrant. The price per ADS and accompanying warrant represented a premium of 10% over the closing price of the ADSs as reported by the Nasdaq Capital Market on March 28, 2024. The warrants have an exercise price of $0.75 per ADS, are immediately exercisable and have a term of five years from the issuance date.

No placement agent was used in connection with the offering.

The gross proceeds to the Company from the offering were $1.25 million, before deduction of offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The Company plans to file its 2023 annual report on Form 20-F for the year ended December 31, 2023, on or about, April 8, 2024.

The securities described above were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-258259) previously filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021, and declared effective by the SEC on August 9, 2021. The offering of the securities was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities offered has been filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained the SEC’s website at http://www.sec.gov.

This filing shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259), August 4, 2023 (File No. 333-273709) and on October 13, 2023 (File No. 333-274957), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 4, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer